UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 19, 2006

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Board meeting in Bilbao (Spain)  -19 December 2006-

BBVA moves closer to its goal of becoming a global services group with a corporate structure focused on growth

Francisco González says, “This team must lead the way in converting BBVA into a top international banking group”

- José Ignacio Goirigolzarri says, “We have to push ahead with growth and innovation – two key concepts for BBVA’s present and future”

- BBVA creates an important business area, to be known as Business Banking in
Spain and Portugal. It includes retail banking, SMEs and corporate customers
(CBB), consumer finance and insurance, and will be headed by Jaime Guardiola

- The group is also setting up a Global Businesses Area, which covers global markets and distribution, the asset management and private banking unit, global customers in Europe and the Americas, Asia and investment banking, plus real estate and business projects, under the control of José Barreiro

- Mexico will be managed by Ignacio Deschamps who, until now, had been the manager of commercial banking at BBVA Bancomer. He has extensive experience in the Mexican market

- BBVA is creating an innovation committee at top level to lead the drive towards greater understanding and identification with consumer needs.

BBVA's chairman, Francisco González, and the chief operating officer, José
Ignacio Goirigolzarri, today presented a new management structure to the board of directors at a board meeting in Bilbao. The purpose of the new organisation is to drive innovation and the bank’s transformation into a large global group through growth. “This team”, said Mr González, “must lead the way in converting
BBVA into a top international financial group within the next two or three years. “We have nearly 100,000 staff worldwide and in 2007 they are going to focus on growth, transformation and innovation”.

The changes announced today are part of the Group’s defined strategy of moving towards a global structure that will be more in line with its geographic presence and with its current profound process of transformation and innovation. Thus these changes are clearly in accordance with the principles of management structure approved in December 2005 and with the modifications made last July in retail banking, and SMEs and corporate banking.

The Group is retaining three types of unit: business units, support units and the chairman’s office. The first two are the direct responsibility of the COO and the third comes under the chairman. The business units are defined as
“value-creation centres” with direct responsibility for market approach, growth and their own income statement. This is part of the empowerment plan for business units and forms part of BBVA’s
corporate culture.

“These changes”, Mr González explained, “will help us accelerate the Group's organic growth in 2007. They will lead to more powerful structures, serving customers in each market, and will boost innovation and transformation – the central principles of BBVA’s strategy.

“We are creating a scalable structure that favours growth. It is a lateral organisation and a matrix that supports the Group's global development.
Transparency will be improved in all areas, facilitating communication and making processes faster and more flexible.

“Once again, BBVA is anticipating developments by adopting a global organisation that is more flexible, more innovative and more focused on growth in each individual market. And you are going to see this from now on because in 2007 BBVA is going to concentrate its efforts on growth."

In summary, Mr González said the goal of the new structure is to help the
Group develop on three fronts:

1. To get closer to customers. Transformation and innovation will be the tools that will provide more people in more markets, with more appropriate and more profitable solutions.

2. To facilitate the creation of business units that are more capable of operating and taking decisions in an autonomous manner. They will be responsible for their own growth strategy within the strategic parameters set by the Group.

3. A management structure that allows every unit to maximise the advantages of being part of a global group with a first-class brand and highly diversified risk, that is sound, profitable and efficient.

Mr Goirigolzarri emphasised that the changes have two aims: growth and innovation. “In recent years we developed a business model based on value and a relationship between business units and the central organisation that few other banks possess", he said.

“This allows us to run the Group like a portfolio of businesses, assigning resources to those of greater risk-weighted profitability. It has helped us to invest nearly $10 billion in an efficient manner.

“But we have to continue advancing in growth and innovation – two key concepts for BBVA’s present and future.

“On one hand the new organisation permits us to continue understanding global business and local business, and the relationship between the two. This way we can develop synergy and interrelated business in a more efficient manner.

“Furthermore, we have our own definition of innovation: making our business model and products accessible to an ever-increasing number of consumers. And, at the same time, we are building a model that allows us to transcend the conventional boundaries of financial business.

“We will adapt our methods of management and data-mining of customers, studying trends and behaviour, because what distinguishes a modern company with global ambitions is its ability to listen. And this is, above all, a launching pad for innovation.”

Spain and Portugal in one large business area

The new BBVA organisation includes important changes to the Group’s business areas. These mainly affect Retail Banking in Spain and Portugal, and Wholesale
Businesses. The previous managers of these areas, Vitalino Nafría and José
María Abril, are leaving their executive responsibilities after important careers in the BBVA Group. There are also changes in Mexico but no changes are being made to the other business areas: South America and the USA.

One of the main features is the creation of a large business area for Spain and Portugal, which will be managed by Jaime Guardiola (previously deputy chairman and general manager of BBVA Bancomer in Mexico).

From here on, the new area will include SME and corporate banking (CBB) as well retail banking. This creates a large unit handling all business with private individuals, SMEs, small businesses, companies and institutions, together with consumer finance, Seguros Europa (insurance) and BBVA Portugal.

The creation of this area is a further step in the transformation commenced in
July with the two big networks in Spain (retail banking and CBB). The aim is to create a more autonomous and decentralised structure, strengthening the role of the branches and business officers, and increasing proximity to customers.

The new area, Business Banking in Spain and Portugal, comprises:

· Commercial Banking, under Vicente Rodero
· Innovation and Business Development, under Javier Bernal
· SME and Corporate Banking, under Juan Asúa
· Consumer Finance, under Xavier Argenté
· Seguros Europa, under Rosa Alegría
· BBVA Portugal, under José Manuel Doiztúa

A global area for global customers and businesses

The second new feature of the organisation is an area containing all the global businesses managed by José Barreiro. This area includes the asset management and private banking unit, managed by Daniel de Fernando, which will now have a global scope. In addition, the Global Businesses Area is taking over all the units that were part of Wholesale Businesses, except SMEs and corporate banking (CBB), which will now
be part of Business Banking in Spain and Portugal.

This area is, in effect, one of great importance from the point of view of growth and expansion in new geographic markets and for new Group activities at international level. It comprises all market and global customer activities in
Europe, the Americas and Asia, as well as business and real estate projects and investment banking.

This area consists of:

· Global Markets and Distribution, under Ricardo Laiseca
· The asset management and private banking unit, under Daniel de Fernando
· Global Customers Europe
· Global Customers America, under Tomás Ehrenberg
· Asia, under Manuel Galatas
· Business and real estate projects, under Javier Alarcó
· Investment Banking, under Francisco Esteve

Mexico – a third phase of growth

The other big business area affected by the changes is Mexico, which is one the Group's principal sources of growth. This is facing its third phase of growth since BBVÁ became the main shareholder.

From now on, Ignacio Deschamps becomes the deputy chairman and general manager of BBVA Bancomer and the top executive for all business in that market. Mr
Deschamps, who replaces Jaime Guardiola, previously managed commercial banking in Mexico. He has extensive experience in that market and he is Mexican.

Pioneer innovation committee

From now on, BBVA will have a top-level innovation committee to drive the
Group’s innovation and transformation strategy. This is a pioneering move in the banking sector and it signifies a further step in getting closer to customers through greater and better understanding of their present and future needs.

The Group’s innovation and development manager, Manuel Castro, will head the innovation committee and, at the same time, he will set up two new units related to innovation. These are the customer and market analysis unit and the branch-business development unit.
The innovation committee consists of the chairman, the COO, Javier Ayuso
(corporate communications), Javier Bernal (innovation and business development in Spain), Ángel Cano (HR, IT & Operations), Manuel Castro (innovation and corporate development), Ignacio Deschamps (Mexico), Fernando Gutiérrez
(chairman’s office), Jaime Guardiola (Spain and Portugal), Ricardo Moreno
(transformation and productivity), Ramón Monell (technology and operations),
Ignacio Sánchez-Asiaín (South America) and José Sevilla (risk).

Continuity in the management committee

Another important feature of the new organisation is the adaptation of the risk area to match the new, more global configuration of the Group. Manuel
Méndez del Río, who has done an excellent job in placing BBVA in the vanguard of large banking groups at global level in terms of risk management and its adaptation to highly demanding systems, will leave his executive duties and be replaced by José Sevilla (previously
manager of the chairman’s area).

Therefore, with the reorganisation, the management committee will consist of
16 members instead of the current 18, following the exit of Vitalino Nafría,
José María Abril and Manuel Méndez del Río. The only addition is Ignacio
Deschamps as the new general manager in Mexico.

The risk area will be adapted to suit the new organisation and will service
Spain, Global Businesses and other areas. Its main challenge in 2007 is to make further progress in the Basel II requirements.

As a result of this change, there are some modifications to the units in the chairman’s office. Legal services, under Eduardo Arbizu, will become legal, tax, audit and compliance services. It will cover all legal services, tax advice and management, internal audit and regulatory compliance.

The accounting and consolidation area under Javier Malagón, which was previously part of the chairman’s office, will report directly to the Group chairman, Francisco González.

Lastly, the shareholder management unit (private individuals), under Tomás
Blasco, will be part of the chairman’s area under Fernando Gutiérrez.

The transformation and productivity unit, created a year ago, will henceforth be managed by Ricardo Moreno as part of the HR, IT & Operations Area under
Ángel Cano. This move is caused by the changes to the transformation and productivity unit, which becomes independent in order to boost change and transformation, improving the Group’s efficiency and service. It is joined by other units in the HR, IT & operations area (human resources, technology and operations, purchasing, buildings and services, and
corporate security).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 19, 2006	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of BBVA